UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


06040906

FORM 11-K


SEC MAIL PROCESSING
SECTION
RECEIVED
JUN 30 2006
199
WASH. D.C.

**ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2005.

ROCKWELL COLLINS
Retirement Savings
Plan (Formerly Rockwell Collins Retirement Savings Plan for Salaried Employees)

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**52-2314475** **(I.R.S. Employer Identification No.)**
400 Collins Road NE **Cedar Rapids, Iowa** **(Address of principal executive offices)**	**52498** **(Zip Code)**

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005 and Report of Independent Registered Public Accounting Firm

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Rockwell Collins Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Rockwell Collins Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

Deloitte & Touche LLP

June 28, 2006

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
NET ASSETS AVAILABLE FOR BENEFITS:		
Investments at fair value:		
Rockwell Collins Defined Contribution Master Trust	$ 933,086,344	$ 760,181,774
Participant loan fund	16,604,686	15,099,340
Total investments	949,691,030	775,281,114
Prepaid administrative expenses	5,714	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 949,696,744	$ 775,281,114

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:		
Investment income:		
Plan interest in net investment income of Rockwell Collins Defined Contribution Master Trust	$ 84,097,311	$ 98,462,673
Interest	882,665	768,279
Total investment income	84,979,976	99,230,952
Contributions:		
Participants	68,913,735	60,921,016
Employer	35,092,244	31,401,881
Rollovers (Note 1)	28,720,070	3,430,288
Total contributions	132,726,049	95,753,185
Transfers in:		
Transfers in from plan merger	-	14,500,346
Transfers in from plan conversion	-	14,820,149
Total transfers in	-	29,320,495
Total additions	217,706,025	224,304,632
DEDUCTIONS:		
Payments to participants or beneficiaries	(42,659,823)	(32,679,311)
Deemed distributions of loan defaults	(724,232)	(623,476)
Administrative expenses	(148,304)	(352,595)
Total deductions	(43,532,359)	(33,655,382)
NET TRANSFERS BETWEEN AFFILIATED PLANS (Note 2)	241,964	621,132
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	174,415,630	191,270,382
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	775,281,114	584,010,732
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 949,696,744	$ 775,281,114

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. DESCRIPTION OF PLAN

This brief description of the Rockwell Collins Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Rockwell Collins, Inc. (the "Company" or the "Plan Administrator") maintains two defined contribution savings plans for the benefit of its employees. The investment assets of these plans are held and administered by the Rockwell Collins Defined Contribution Master Trust (the "Master Trust"). These plans are the Rockwell Collins Retirement Savings Plan and the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Master Trust provides segregated accounting for each plan and exists primarily to allow a single investment fund for the participants in the common stock of the Company at an administrative cost less than if each plan required a separate fund.

As of December 31, 2004, the Rockwell Collins Retirement Savings Plan for Hourly Employees was merged with the Plan and the Plan was renamed the Rockwell Collins Retirement Savings Plan. In connection with this merger, the Plan received transfers of $14,500,346 from the Rockwell Collins Retirement Savings Plan for Hourly Employees. The plans were combined to reduce administrative expenses. The Rockwell Collins Retirement Savings Plan for Bargaining Unit employees continues to be maintained as a separate plan.

In connection with the December 2003 acquisition of NLX, LLC ("NLX"), the Plan received transfers from the NLX 401(k) Plan of $14,820,149 on April 5, 2004.

On November 15, 2004 the Plan added a payment option related to the investments in Company stock to reflect an Employee Stock Ownership Plan feature ("ESOP") as defined by the Internal Revenue Code ("IRC"). This change allows the participants whose accounts hold shares in the Rockwell Collins Stock Fund to either receive the dividends paid on these shares in cash as taxable compensation or to have the dividends reinvested in the Plan with taxes deferred. Participants were offered the opportunity to elect their choice of treatment regarding dividends paid on Company stock held in the Plan, with dividend reinvestment as the default. Participants may change this election at any time.

General – The Plan is a defined contribution plan sponsored by the Company. Substantially all U.S. based salaried, hourly and certain union employees are eligible to participate in the Plan. The Rockwell Collins Employee Benefit Plan Committee controls and manages the operation and administration of the Plan. The assets are held in custody with Fidelity Management Trust Company (the "Trustee"). The Employee Benefit Plan Committee of the Company selects the investment options available to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment options available to participants to direct the investment of their account balances and future contributions include various mutual funds and the following stock fund specific to the Plan:

- ***Rockwell Collins, Inc. Common Stock Fund*** – Invests principally in the common stock of Rockwell Collins, Inc. and may hold cash. Participants may elect to transfer all or a portion of their balances in Company contributions in the Rockwell Collins, Inc. Common Stock Fund to any of the various mutual fund alternatives at any time.

Certain participants have or had balances in the following stock funds that no longer allow additional contributions or transfers from other funds. These funds will no longer be offered effective September 30, 2006 and all remaining balances will be transferred at that time to the age appropriate Fidelity Freedom Fund for the participant:

- ***Conexant Companies, Inc. Common Stock Fund*** – Invests principally in the common stock of Conexant Systems, Inc. and its subsequent spin-offs and may hold cash.

- ***Rockwell Automation, Inc. Common Stock Fund*** – Invests principally in the common stock of Rockwell Automation, Inc. and may hold cash.

Contributions – The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation. Participant contributions can be made either before or after United States federal taxation of a participant's base compensation. However, pre-tax contributions by highly compensated participants are limited to 20% of the participant's base compensation (12% prior to March 1, 2004, subject to limitations). Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions to the Plan, as specified in the IRC. No Company matching contributions are made with respect to the catch-up contributions.

The Company contributes an amount equal to 75% of the first 8% of base compensation contributed by participants except that the Company contributes an amount equal to 50% of the first 6% of base compensation to participants in the Rockwell Collins Simulation and Training Solutions unit. Company contributions are made to the Rockwell Collins, Inc. Common Stock Fund. Participants may elect to transfer all or a portion of their balances in Company contributions in the Rockwell Collins, Inc. Common Stock Fund to any of the available investment alternatives at any time.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings. Each participant's account is charged with withdrawals, directly attributable expenses (such as loan fees) and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Elections – Participants may elect to have participant contributions made to any of the funds that are available to participant contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Fidelity Managed Income Portfolio II Fund.

Unit Values – Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell Collins, Inc. common stock held in the Rockwell Collins, Inc. Common Stock Fund. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

Vesting – Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of vested service. A participant is 100% vested after three years of vested service. Until a participant reaches three years of vesting service, the participant is not vested in amounts related to Company contributions.

Participant Loans – Loans may be obtained from the balance of a participant's account in amounts not less than $1,000 and not greater than the lesser of $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans. Participants may have up to two outstanding loans at a time. Loans are collateralized by the remaining balance in the participants' account. Interest is charged at a rate equal to the prime rate plus 1% at time of loan origination. Loan repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48, and 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time. Payments of principal and interest are credited to the participant's account.

The Plan has loans outstanding with terms that differ from those above as a result of the merger of the NLX 401(k) Plan. Loans outstanding in the NLX 401(k) Plan as of April 5, 2004 continue under their terms until repaid.

Rollovers – During 2005, participants were provided an opportunity for a simplified paperless rollover of their 401(k) balances from the Rockwell International Retirement Savings Plan, that existed prior to the spin-off of the Company from Rockwell International Corporation, into their Rockwell Collins Retirement Savings Plan account. This rollover opportunity was provided only to those persons who were formerly employed by Rockwell International Corporation and continued uninterrupted employment with the Company. The Plan received $23,753,508 in 2005.

Payment of Benefits – Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

Upon retirement, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years, subject to the distribution rules of the IRC.

Upon termination of employment other than retirement, participants may receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum, subject to the distribution rules of the IRC or the balance may remain in the Plan without further contributions.

Forfeited Accounts – The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The Plan contains specific break in service provisions that enable a participant's account to be restored upon re-employment and fulfillment of certain requirements. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $168,544 and $113,473, respectively. During the years ended December 31, 2005 and 2004, Company contributions were reduced by $144,655 and $233,210, respectively, from forfeited nonvested accounts.

Plan Termination – Although the Company has not expressed any current intent to terminate the Plan, the Company has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated, each participant's Company contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation – The Plan's investments are stated at fair value, which are primarily based on quoted market prices. The loan fund is stated at outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned. Dividends are accrued on the ex-dividend date.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan as provided in the Plan document. Expenses are allocated to the participants as a percentage of their account balance.

Payment of Benefits – Benefit payments are recorded when paid. There were no account balances of persons who have elected to withdraw from the Plan but have not been paid at December 31, 2005 and 2004.

Net Transfers Between Affiliated Plans – Along with this Plan, the Company also sponsors a 401(k) plan for bargaining unit employees. If employees change their status between bargaining unit and nonbargaining unit during the year, their account balances are transferred into the corresponding plan. For the years ended December 31, 2005 and 2004, net transfers into the Plan were $241,964 and $621,132, respectively.

3. DEFINED CONTRIBUTION MASTER TRUST

As of December 31, 2005 and 2004, the Plan's investment assets, with the exception of the Participant Loan Fund, are held in the Master Trust account at the Trustee. This Plan participates in the Master Trust along with the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (collectively, the "participating plans"). Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Trustee maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.

The Master Trust investments are valued at fair value at the end of each day.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Mutual funds	$613,272,905	$489,943,907
Rockwell Collins, Inc. Common Stock Fund	286,601,103	226,619,687
Equity investments	65,861,842	69,403,623
Net assets	$965,735,850	$785,967,217
Plan's investment in Master Trust	$933,086,344	$760,181,774
Plan's investment in Master Trust as a percentage of total	96.6 %	96.7 %

The net investment income of the Master Trust for the years ended December 31, 2005 and 2004 consisted of the following:

	2005	2004
Net appreciation in fair value of investments:		
Rockwell Collins, Inc. Common Stock Fund	$ 40,241,856	$ 53,669,112
Mutual funds	14,260,290	23,296,905
Equity investments	9,539,281	13,600,065
Net appreciation	64,041,427	90,566,082
Interest and dividends	22,600,915	12,493,975
Net investment income	$ 86,642,342	$103,060,057
Plan's net investment income	$ 84,097,311	$ 98,462,673

The Master Trust's investments which exceeded 5% of Master Trust net assets as of December 31, 2005 and 2004 were as follows:

Description of Investment	2005	2004
Rockwell Collins, Inc. Common Stock Fund*	$286,601,103	$226,619,687
Fidelity Dividend Growth Fund*	120,372,269	114,300,758
Fidelity Managed Income Portfolio II Fund*	96,539,503	86,047,417
Fidelity Mid-Cap Stock Fund*	69,324,180	55,713,378
Rockwell Automation, Inc. Common Stock Fund	61,590,464	62,664,668
Fidelity U.S. Equity Index Commingled Pool*	53,733,977	43,207,571

*Represents a party-in-interest to the Master Trust.

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 22, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC and the related Trust continues to be tax exempt. As a result, no provision for income taxes has been included in the Plan's financial statements.

5. PARTY-IN-INTEREST TRANSACTIONS

As described in Note 1, the Plan invests in common stock of the Company.

Certain Plan investments are managed by the Trustee and these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each investment fund.

* * * *

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Fidelity Management Trust Company*	Rockwell Collins Defined Contribution Master Trust	$ 933,086,344
Various participants*	Participant loans; prime rate plus 1%, (5.0% - 11.0%) due 2006 to 2017	16,604,686
Total assets held for investment purposes		$ 949,691,030

*Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES



Date: 6/23/06

Samuel E. Wood III
Plan Administrator



Date: 6/29/06

Marsha A. Schulte
Vice President, Finance & Controller

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-63100 and 333-102047 on Form S-8 of Rockwell Collins, Inc. of our report dated June 28, 2006, relating to the financial statements and supplemental schedule of the Rockwell Collins Retirement Savings Plan, appearing in this Annual Report on Form 11-K of the Rockwell Collins Retirement Savings Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Minneapolis, Minnesota
June 28, 2006